SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the calander year ended December 31, 2004

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan
Harleysville, PA

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
May 26, 2005

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2004	2003
Assets:
Investments, at current value:
Mutual funds	$5,860,916	$5,192,083
Met-Pro Corporation common stock	1,608,670	1,834,450

Receivables:
Loans receivable	52,011	37,772
Contribution receivable, employee	-	28,219
Contribution receivable, employer	-	7,898

Total assets	7,521,597	7,100,422

Liabilities:
Cash overdraft	-	5,986

Net assets available for benefits	$7,521,597	$7,094,436

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2004	2003
Additions:
Contributions:
Employees	$729,968	$757,708
Employer	202,171	203,574

Total additions	932,139	961,282

Deductions:
Benefits paid to beneficiaries
and terminated employees	667,595	702,056
Administration expenses	7,537	7,456
Other expenses	8,344	-

Total deductions	683,476	709,512

Investment activity:
Dividends and interest	90,314	74,143
Unrealized appreciation (depreciation):
Mutual funds	407,990	700,551
Met-Pro Corporation common stock	(316,880)	588,323
Realized gain (loss):
Mutual funds	15,542	65,357
Met-Pro Corporation common stock	(18,468)	1,297

Net investment activity	178,498	1,429,671

Net increase	427,161	1,681,441

Net assets available for benefits:
Beginning of year	7,094,436	5,412,995

End of year	$7,521,597	$7,094,436

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of Met-Pro Corporation ("the Company"), except for employees of Mefiag B.V. and Flex Kleen Canada. Employees become eligible to be participants in the Plan upon completing twelve months of employment and having attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions - The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee's compensation may be deferred by having the Company contribute such amount on the employee's behalf to the Plan. The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer contributions - The Company may elect to contribute a matching percentage of one-half the participant's eligible contributions for the plan year up to 4% of eligible compensation.

The Company may also choose to contribute a discretionary amount to the Plan. No such contributions have been made in 2004 or 2003.

Forfeitures - Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees. Employee forfeited, nonvested amounts were approximately $6,000 and $8,000 for the years ended December 31, 2004 and 2003, respectively.

Investment options - Participants can direct their allocable balances into mutual funds and sponsor corporate stock managed by PNC Advisors.

Participant accounts - Each participant's account is credited with his or her salary deferral contribution, employer matching contribution, if any, and an allocation of net investment income and charged with an allocation of administrative expenses. Allocations are based on the participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may change their investment options at any time.

Amounts allocated to persons who terminated from the Plan, but have not been paid totaled approximately $2,134,000 and $2,183,000 at December 31, 2004 and 2003, respectively.

Participant loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at rates ranging from 5% to 10%, which are commensurate with local prevailing rates as determined by the Plan Administrator.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of the Plan - Continued

Vesting - Participants are immediately vested in their voluntary contributions. Vesting in the remainder of their accounts is based on years of credited service. A participant is 100 percent vested after six years of credited service.

Plan termination - The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Contributions - Employer matching and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made. The participants designate what percentage of their contribution, along with the employer match, is allocated to the various funds.

Payments of benefits - Benefits are recorded when paid.

Investments - Investments in mutual funds and Met-Pro Corporation common stock held by the Plan are valued at quoted market prices. The difference between the year end market values and cost of current year acquisitions, and the difference between the beginning of the year and end of the year market values for assets held for the year is the unrealized appreciation (depreciation) and is included in the statement of changes in net assets available for benefits as net appreciation (depreciation).

Concentrations of credit risk - At December 31, 2004 and 2003, the Plan maintained 100% of its investments with PNC Advisors.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Tax Status

The Plan and related trust agreement are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has elected to utilize the PNC Bank prototype Plan which received favorable status November 19, 2001.

4.	Administration of Plan Assets

The Plan's assets, which consist principally of investments, are held by the Trustee of the Plan. Certain administrative functions are performed by employees of the Company. No such employee received compensation from the Plan.

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

5.	Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2004	2003

Fidelity Advisor Equity Growth Fund	$ 407,232	$ 431,438
Janus Adviser Balanced	400,706	433,441
Janus Adviser Capital Appreciation Fund	669,315	521,468
Janus Adviser Growth and Income Fund	1,151,755	984,360
Janus Adviser Large Growth Fund	605,313	550,402
Met-Pro Corporation Common Stock	1,608,670	1,834,450
BlackRock Money Market Fund	771,949	891,471
BlackRock Balanced Fund	396,128	342,839

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2004

EIN 23-1683282
PLAN NUMBER 009

(a)	(b)	(c)	(d)	(e)

DESCRIPTION OF INVESTMENT
INCLUDING MATURITY
IDENTITY OF ISSUE,	DATE, RATE OF INTEREST,
BORROWER, LESSOR,	COLLATERAL, PAR OR		CURRENT
OR SIMILAR PARTY	MATURITY VALUE	COST	VALUE

	Mutual Funds:
	AIM Basic Value Fund	Mutual fund, 1,734 shares	$46,659	$56,202
	AIM Small Cap Equity Fund	Mutual fund, 1,970 shares	22,075	25,222
	AIM Small Cap Growth Fund	Mutual fund, 2,741 shares	66,326	75,261
	American Century Small Cap Q	Mutual fund, 4,893 shares	44,074	49,520
	American Century Small Cap V	Mutual fund, 11,415 shares	112,191	116,092
	BlackRock Balanced Fund	Mutual fund, 26,515 shares	370,886	396,128
	BlackRock Core Bond
	Total Return Fund	Mutual fund, 29,039 shares	285,040	283,134
	BlackRock Index Equity Fund	Mutual fund, 11,006 shares	228,238	254,453
	BlackRock Money Market Fund	Mutual fund, 567,526 shares	679,727	771,949
	Federated Mid-Cap Index Fund	Mutual fund, 8,452 shares	150,385	177,822
	Fidelity Advisor Equity Growth Fund	Mutual fund, 8,909 shares	461,805	407,232
	Fidelity Advisor Value Strategic Fund	Mutual fund, 2,563 shares	75,172	92,277
	Investment Company of America	Mutual fund, 2,124 shares	59,378	65,321
	Janus Adviser Balanced Fund	Mutual fund, 15,920 shares	361,919	400,706
	Janus Adviser Capital
	Appreciation Fund	Mutual fund, 26,698 shares	547,859	669,315
	Janus Adviser Large Growth Fund	Mutual fund, 29,256 shares	573,825	605,313
	Janus Adviser Growth
	and Income Fund	Mutual fund, 69,930 shares	1,004,353	1,151,755
	Janus Adviser International Fund	Mutual fund, 4,909 shares	111,660	141,907
	Met-Pro Stock Liquidity Fund	Mutual fund, 1,023 shares	1,023	1,023
	Washington Mutual Investors Fund	Mutual fund, 3,908 shares	107,093	120,284

			5,309,688	5,860,916

*	Met-Pro Corporation Stock	Common stock, 120,953 shares	1,245,929	1,608,670

*	Participant loans	5% - 10%; interest with
		varying maturity dates	-	52,011

			$6,555,617	$7,521,597

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

June 28, 2005	By: /s/ Gary J. Morgan
Date	Gary J. Morgan
Plan Administrator

MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith